Filed Pursuant to Rule 424(b)(3)
Registration No. 333-273163
EQT EXETER REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 7 DATED OCTOBER 16, 2024
TO THE PROSPECTUS DATED APRIL 19, 2024
This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of EQT Exeter Real Estate Income Trust, Inc. dated April 19, 2024 (as supplemented to date, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to EQT Exeter Real Estate Income Trust, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide information regarding our acquisition of an industrial property and entry into a property management agreement;
•to provide information regarding our debt financing; and
•to provide an update on our board of directors.
Acquisition of Washington Property
On October 16, 2024, we, through an indirect subsidiary (the “Washington Buyer”), acquired a 202,464 square foot bulk last mile industrial facility (the “Washington Building”) located on approximately 45.1 acres of land in Tukwila, Washington (the “Washington Land”) that is subject to a Ground Lease (defined below). On July 31, 2024, our Adviser entered into a purchase and sale agreement (as subsequently amended) with DPIF2 WA 6 Oxbow, LLC (“Washington Seller”), an affiliate of Dermody Properties, to acquire the Washington Building and all of the Washington Seller’s interest in the Ground Lease (together, the “Washington Property”). On October 16, 2024, the Adviser assigned the purchase and sale agreement to the Washington Buyer for $815,000.00, which was the amount of the deposit under the purchase and sale agreement. The Washington Seller is not affiliated with us or our Adviser.
The purchase price of the Washington Property was approximately $81.5 million, exclusive of closing costs. We funded the acquisition of the Washington Property with proceeds from the State Farm Portfolio Mortgage Loan (defined below) and from the September 10, 2024 sale of 3,964,321.1100 Class E units of our Operating Partnership to EQT Exeter Holdings, an affiliate of our Sponsor, at a price per unit of $10.09, for an aggregate purchase price of $40,000,000.00. The purchase of units by EQT Exeter Holdings was part of EQT Exeter Holdings' subscription to purchase $200,000,000 in Class E shares of our common stock or Class E units of the Operating Partnership, or a combination thereof (the “Sponsor Committed Amount”); provided that EQT Exeter Holdings may invest a smaller amount to the extent the reduction is offset by an investment by other affiliates of our Sponsor and their officers and employees.
Construction was completed on the Washington Building in 2021, and the Washington Property is 100% leased to a single tenant, Amazon.com Services LLC (“Amazon”). Amazon engages in the retail sale of consumer products, advertising, and subscription services through online and physical stores in North America and internationally. The Washington Building will be a warehouse and distribution facility for Amazon’s products.
The initial term of the Amazon lease expires on April 30, 2036, with five five-year extension options. The Amazon lease includes 2.5% annual rent escalations during the initial term.
The current annualized base rent for the Amazon lease, which represents annualized contractual base rental income as of October 16, 2024, adjusted to straight-line any contractual rent increases or decreases from our acquisition of the Washington Building through the balance of the term, is approximately $10.91 million and the current remaining lease term for the Washington Building tenant is approximately 11.5 years. The current average rental rate over the remaining lease term, which is calculated as the annualized base rent divided by the leased rentable square feet, is $53.88 per square foot. Amazon’s obligations under the lease are guaranteed by its parent, Amazon.com, Inc.

The Washington Property lease and rental payments commenced on April 28, 2021. As of October 16, 2024, the annual rental rate was $50.38 per square foot.
We believe that the Washington Building is suitable for its intended purpose and is adequately insured. The Washington Building will face competition from similarly situated properties in and around its submarket. We do not intend to make significant renovations or improvements. For federal income tax purposes, the cost of the Washington Building will be depreciated on a straight-line basis over 40 years.
Ground Lease
At closing on October 16, 2024, the Washington Seller assigned its interest in a ground lease (the “Ground Lease”) for the Washington Land to the Washington Buyer, and the Washington Buyer acquired a leasehold interest in the Washington Land. The initial term of the Ground Lease expires on December 31, 2074, and the Ground Lease has two ten-year extension options. As of October 16, 2024, the annualized base rent payable by the Washington Buyer to the landlord under the Ground Lease is approximately $4.9 million. The base rent under the Ground Lease is subject to 15% increases every five years with the next increase occurring on January 1, 2029. The Ground Lease is an absolute net lease whereby the Washington Buyer is required to pay all taxes, utilities, maintenance and expenses associated with the Washington Land.
Property Management Agreement
We expect to retain an affiliate of our Adviser to provide property management and leasing services for most, if not all, of the properties we acquire. In connection with the acquisition of the Washington Property, on October 16, 2024, we, through the Washington Buyer, entered into a property management agreement with Exeter Property Group Advisors, LLC (the “Property Manager”), an affiliate of our Adviser (the “Property Management Agreement”). The Property Management Agreement has a term through the end of the calendar year and will be renewed automatically for successive one-year periods unless terminated by either party giving the other party notice not less than thirty (30) days prior to the expiration of the then-current term. Pursuant to the Property Management Agreement, we will pay the Property Manager management fees equal to the lesser of the then-current market rate for services provided and the amount of such fee per the terms of the tenant lease. We will pay the Property Manager leasing commissions based on the then-current market rate; provided if the tenant is represented by a broker, the aggregate commissions would be no more than the then-current market rate. We will reimburse the Property Manager for all reasonable and actual expenditures.
Debt Financing
State Farm Portfolio Mortgage Loan
As previously disclosed, on August 15, 2024, we, through certain of our subsidiaries (collectively, the “State Farm Borrowers”), entered into a ten-year mortgage loan with State Farm, an unaffiliated lender, for borrowings of up to $109.60 million (as supplemented, the “State Farm Portfolio Mortgage Loan”). On October 16, 2024, in connection with the acquisition of the Washington Property, we drew down approximately $40.79 million under the State Farm Portfolio Mortgage Loan, the Washington Property was added as additional collateral to secure the loan and the Washington Buyer was added as one of the State Farm Borrowers.
As of October 16, 2024, approximately $100.66 million was funded under the State Farm Portfolio Mortgage Loan and approximately $8.94 million is held in an escrow account and will be available for funding upon completion of certain tenant improvements at the Nashville Property and subject to the terms and conditions of the loan documents. As of October 16, 2024, the State Farm Portfolio Mortgage Loan was secured by the Washington Property, the Nashville Property and the Georgetown Property. The State Farm Portfolio Mortgage Loan matures on August 30, 2034.
The State Farm Portfolio Mortgage Loan bears interest at a fixed rate of 5.75% per annum. Monthly payments are interest-only during the entirety of the State Farm Portfolio Mortgage Loan term. Any remaining principal balance and all accrued and unpaid interest and fees will be due at maturity. The State Farm Portfolio Mortgage Loan will be fully recourse to the State Farm Borrowers only.

Prepayment of the loan is permitted after a 24-month period and provided a premium is paid. If the prepayment occurs prior to the date on which eighty-four (84) monthly payments have been made, the prepayment fee shall be equal to the greater of (i) 1% of the entire principal amount of the State Farm Portfolio Mortgage Loan to be prepaid and (ii) a reinvestment yield calculated in accordance with the loan documents. If the prepayment occurs after the date on which eighty-four (84) monthly payments have been paid to State Farm and on or before the date on which ninety-six (96) monthly payments have been paid to State Farm, the prepayment fee shall be equal to two percent (2%) of either (i) the outstanding principal balance of the State Farm Portfolio Mortgage Loan, or (ii) the amount being prepaid, in accordance with the loan documents. If the prepayment occurs after the date on which ninety-six (96) monthly payments have been paid to State Farm and on or before the date on which one hundred fourteen (114) monthly payments have been paid to State Farm, the prepayment fee shall be equal to one percent (1%) of either (i) the outstanding principal balance of the State Farm Portfolio Mortgage Loan, or (ii) the amount being prepaid, in accordance with loan documents. No prepayment fee shall be payable after the date on which one hundred fourteen (114) monthly payments have been made.
Changes to our Board of Directors
On October 16, 2024, our board of directors appointed Henry Steinberg as a director and elected him as Chairman of the Board. On September 2, 2024, Edward J. Fitzgerald notified us of his decision to resign as a director and as Chairman of the Board effective immediately. Pursuant to the advisory agreement among us, the Operating Partnership and the Adviser, the Adviser nominated Mr. Steinberg to fill the vacant director position on the Board, subject to the ultimate approval of such nomination by the Board.
Mr. Steinberg, age 50, assumed the role as the Global Head of our Adviser on September 3, 2024 and oversees EQT's real estate business, spanning industrial, life science, and residential strategies across the Americas, Europe, and Asia. Prior to this new role, Mr. Steinberg served as President of EQT Exeter North America from January 2020 until September 2024. He has also served as a Partner of EQT since April 2021 and serves on EQT Exeter’s advisory committee. As President of EQT Exeter North America, Mr. Steinberg was responsible for managing EQT Exeter’s industrial real estate leasing and asset management activities and for sourcing lease transactions nationally. Prior to this role, from September 2009 to January 2020, he served as Investment/Leasing Officer responsible for the Northeast region, with a specific focus on the Metro NYC/Philadelphia area. Prior to joining EQT Exeter, he worked for Liberty Property Trust from 2003 to 2008, where as a Director of Leasing & Development he was responsible for a 5.5 million square foot warehouse, flex and office portfolio located in the Northeast region. Prior to Liberty Property Trust, Mr. Steinberg worked at Arthur Andersen as a Senior Consultant in their Strategy, Finance and Economics Practice. Mr. Steinberg earned a BA in Economics from the University of Pennsylvania and an MBA with a concentration in Finance from the Stern School of Business of New York University. Mr. Steinberg is a valuable member of our board of directors because of his extensive experience in the real estate industry.
Mr. Steinberg has no family relationships that would require disclosure under Item 401(d) of Regulation S-K. We will enter into an indemnification agreement with Mr. Steinberg in substantially the same form as those we have entered with each of our directors and executive officers.